Ardagh Group S.A. – Third Quarter 2017 Earnings Release

Ardagh Group S.A. (NYSE: ARD) today announced its financial results for the third quarter ended September 30, 2017.

Highlights

	Three months ended (in €m except per share and ratio data)
	September 30, 2017		September 30, 2016		Change %	Change CCY %
Revenue	1,990		2,020		(1%)	2%
Adjusted EBITDA [1]	377		379		(1%)	2%
Adjusted earnings per share	0.49		0.52		(6%)	(2%)
Operating cash flow	343		299		15%
Adjusted free cash flow	254		216		18%
LTM Adjusted EBITDA	1,361		1,319
Net debt to LTM Adjusted EBITDA [2]	4.9	x	5.5	x
Dividend per share declared ($) [3]	0.14		-

Paul Coulson, Executive Chairman, said “Third quarter results demonstrated the benefits of our geographic, substrate and end-market diversity, with growth in three of our four segments offsetting a weak outturn in Glass Packaging North America. Constant currency Adjusted EBITDA growth of 2% has been converted into strong cash generation and resulted in further de-leveraging during the quarter”.

•	Continued strong free cash generation, with Adjusted Free Cash Flow increasing by 18% to €254 million;
•	Adjusted EBITDA margin of 18.9%, an increase of 10bps, with growth in three of our four segments;
•	Net debt to LTM Adjusted EBITDA reduced from 5.1x to 4.9x during the quarter and from 5.5x in the past year;
•	Constant currency results showed continued growth, with revenue and Adjusted EBITDA both increasing by 2%;
•	Revenue decreased by 1% to €1.99 billion, but increased by 2% at constant currency;
•	Adjusted EBITDA decreased by 1% to €377 million, but increased by 2% at constant currency;
•	Earnings per share €0.22 (2016: loss per share €0.03);
•	Adjusted earnings per share of €0.49, a 2% constant currency reduction, reflecting a higher share count post IPO;
•
2017 Adjusted EBITDA expected of €1.34 billion (US$1.58 billion) which was previously €1.37 billion (US$1.59 billion), which reflects further currency headwinds and a lowered outlook in Glass Packaging North America arising from weaker demand in beer and wine and the impact of hurricane-related elevated freight costs. Net debt at year end is expected to be approximately $7.6 billion.

1 Adjusted EBITDA is defined on page 5 of this release.
2 2016 reflects LTM Adjusted EBITDA on a pro forma basis.
3 Payable on November 30, 2017 to shareholders of record on November 16, 2017.

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Summary Financial Information

	Three months ended		Nine months ended
	(in € millions, except EPS, ratios and percentages)
	September 30, 2017	September 30, 2016	September 30, 2017		September 30, 2016

Revenue	1,990	2,020	5,855		4,519
Profit/(loss) for the period	53	(6)	24		(61)
Adjusted profit for the period	116	105	302		164
Adjusted EBITDA	377	379	1,055		852
Adjusted EBITDA margin	18.9%	18.8%	18.0%		17.6%
Earnings per share (€)	0.22	(0.03)	0.11		(0.30)
Adjusted earnings per share (€)	0.49	0.52	1.33		0.81
LTM Adjusted EBITDA			1,361		1,319

Net debt			6,713		7,219
Cash and available liquidity			748		965
Net debt to LTM Adjusted EBITDA			4.9	x	5.5	x

Cash generated from operations	427	284	843		606
Operating cash flow	343	299	586		512
Adjusted free cash flow	254	216	248		232

Operating and Adjusted Free Cash Flow

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	€m	€m	€m	€m

Adjusted EBITDA	377	379	1,055	852
Movement in working capital	62	(6)	(161)	(131)
Capital expenditure	(95)	(71)	(302)	(200)
Exceptional restructuring	(1)	(3)	(6)	(9)
Operating Cash Flow	343	299	586	512
Interest [4]	(71)	(70)	(280)	(235)
Income tax	(18)	(13)	(58)	(45)
Adjusted Free Cash Flow	254	216	248	232

4 Interest paid in the nine months ended September 30, 2017, excludes €2 million of interest paid in lieu of notice, relating to the 6.750% Senior Notes due 2021. Interest paid in the nine months ended September 30, 2016, excludes €2 million in respect of notes held in escrow for the period between their issuance and the completion of the acquisition of the Beverage Can Business. Interest paid in the nine months ended September 30, 2016, excludes a further €9 million of interest, paid in lieu of notice, relating to the 9.250% and 9.125% Senior Notes due 2020 repaid in full in May 2016. Interest paid excludes cumulative PIK interest paid.

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Financial Performance Review

Bridge of 2016 reported revenue to 2017 reported revenue

	Three months ended September 30

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m

Reported revenue 2016	796	448	361	415	2,020
Organic	22	18	3	(13)	30
FX translation	(9)	(26)	(6)	(19)	(60)
Reported revenue 2017	809	440	358	383	1,990

Bridge of 2016 reported Adjusted EBITDA to 2017 reported Adjusted EBITDA

	Three months ended September 30

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m

Reported Adjusted EBITDA 2016	141	59	88	91	379
Organic	15	8	3	(18)	8
FX translation	(1)	(3)	(2)	(4)	(10)
Reported Adjusted EBITDA 2017	155	64	89	69	377

Reported Adjusted EBITDA 2017 margin	19.2%	14.5%	24.9%	18.0%	18.9%
Reported Adjusted EBITDA 2016 margin	17.7%	13.2%	24.4%	21.9%	18.8%

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Bridge of 2016 reported revenue to 2017 reported revenue

	Nine months ended September 30

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m

Reported revenue 2016	1,578	622	1,053	1,266	4,519
Acquisition	679	622	-	-	1,301
Pro forma revenue 2016	2,257	1,244	1,053	1,266	5,820
Organic	53	31	17	(7)	94
Reclassification	-	-	-	(15)	(15)
FX translation	(27)	4	(27)	6	(44)
Reported revenue 2017	2,283	1,279	1,043	1,250	5,855

Bridge of 2016 reported Adjusted EBITDA to 2017 reported Adjusted EBITDA

	Nine months ended September 30

	Metal Packaging Europe	Metal Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	€m	€m	€m	€m	€m

Reported Adjusted EBITDA 2016	268	82	230	272	852
Acquisition	104	71	-	-	175
Pro forma Adjusted EBITDA 2016	372	153	230	272	1,027
Organic	25	24	9	(21)	37
FX translation	(4)	-	(6)	1	(9)
Reported Adjusted EBITDA 2017	393	177	233	252	1,055

Reported Adjusted EBITDA 2017 margin	17.2%	13.8%	22.3%	20.2%	18.0%
Pro forma Adjusted EBITDA 2016 margin	16.5%	12.3%	21.8%	21.5%	17.6%

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Group
Revenue of €1,990 million for the quarter ended September 30, 2017 represented a decrease of 1% at actual exchange rates and, at constant currency, increased by 2% compared with the same period last year. The decline in revenue was driven by €60 million currency translation effects, partly offset by 1% organic growth. Third quarter Adjusted EBITDA of €377 million decreased by 1% at actual exchange rates, compared with the same period last year. On a constant currency basis, Adjusted EBITDA increased by 2% and Adjusted EBITDA margin was 18.9%, an increase of 10 basis points compared with the third quarter of 2016.

Metal Packaging Europe
Revenue increased by 2%, to €809 million in the three month period ended September 30, 2017, compared with the same period last year. Growth reflected 3% organic growth, partly offset by €9 million currency translation effects. Adjusted EBITDA increased by 10% to €155 million, compared with the same period last year. Growth in Adjusted EBITDA reflected synergy realization and reduced operating costs, including a reduction of €9 million in pension-related expense.

Metal Packaging Americas
Revenue decreased by 2% to €440 million in the third quarter of 2017, compared with the same period last year. Lower revenue reflected negative currency translation effects of €26 million, partly offset by 4% organic growth as a result of favorable volume/mix and the pass through of higher input costs. Adjusted EBITDA increased by €5 million to €64 million, compared with the same period last year and by 14% on a constant currency basis. Growth primarily reflected synergy realization and higher volumes partly offset by negative currency translation effects of €3 million.

Glass Packaging Europe
Revenue declined by 1% to €358 million in the three month period ended September 30, 2017, compared with the same period last year, as organic growth of 1% was more than offset by €6 million currency translation effects. Adjusted EBITDA for the quarter increased by 1% to €89 million, compared with the same period last year, with growth of 3% at constant currency rates.

Glass Packaging North America
Revenue decreased by 8% to €383 million in the third quarter, compared with the same period last year including a €19 million negative currency translation effect. Constant currency revenue was 3% lower, due mainly to weaker volume/mix, in particular in beer and wine end markets. Adjusted EBITDA decreased by 24% to €69 million in the third quarter, compared with the same period in 2016. Constant currency Adjusted EBITDA was €18 million, or 21% lower than the prior year, as a result of lower volumes, increased freight costs in the aftermath of hurricanes in the southeastern United States and higher payroll costs compared with the same period last year, which benefitted from lower pension-related costs of €10 million.

Financing Activity
On August 1, 2017, the Group redeemed in full the €405 million 4.250% First Priority Senior Secured Notes, due 2022. Following this redemption, the Group will have used over $750 million of available cash and IPO proceeds to repay debt in 2017.

Adjusted EBITDA
Adjusted EBITDA is defined as profit/(loss) for the period before income tax expense/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from us. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.
For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see page 11.

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Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its third quarter 2017 earnings call for investors at 3 p.m. BST (10 a.m. ET) on October 26, 2017. Please use the following link to register for this call:

http://event.onlineseminarsolutions.com/r.htm?e=1507682&s=1&k=A54AAA5EC65206CD4768DFE20F01ADDA

About Ardagh Group

The Ardagh Group is a global leader in metal and glass packaging solutions, producing packaging for the world’s leading food, beverage and consumer brands. It operates 109 facilities in 22 countries, employing approximately 23,500 people and has global sales of approximately €7.7 billion.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com
Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

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Condensed Consolidated Interim Financial Statements
Consolidated Interim Income Statement for the three months ended September 30, 2017

	Three months ended September 30, 2017			Three months ended September 30, 2016
	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited

Revenue	1,990	-	1,990	2,020	-	2,020
Cost of sales	(1,628)	(6)	(1,634)	(1,642)	(10)	(1,652)
Gross profit/(loss)	362	(6)	356	378	(10)	368
Sales, general and administration expenses	(81)	(10)	(91)	(97)	(19)	(116)
Intangible amortization	(56)	-	(56)	(42)	-	(42)
Operating profit/(loss)	225	(16)	209	239	(29)	210
Finance expense	(118)	-	(118)	(129)	(58)	(187)
Profit/(loss) before tax	107	(16)	91	110	(87)	23
Income tax (charge)/credit	(41)	3	(38)	(35)	6	(29)
Profit/(loss) for the period	66	(13)	53	75	(81)	(6)

Profit/(loss) attributable to:
Owners of the parent			53			(6)
Non-controlling interests			-			-
Profit/(loss) for the period			53			(6)

Profit/(loss) per share:
Basic profit/(loss) for the period attributable to ordinary equity holders of the parent			€0.22			(€0.03)

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Consolidated Interim Income Statement for the nine months ended September 30, 2017

	Nine months ended September 30, 2017			Nine months ended September 30, 2016
	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited

Revenue	5,855	-	5,855	4,519	-	4,519
Cost of sales	(4,802)	(14)	(4,816)	(3,689)	(4)	(3,693)
Gross profit/(loss)	1,053	(14)	1,039	830	(4)	826
Sales, general and administration expenses	(278)	(28)	(306)	(217)	(102)	(319)
Intangible amortization	(178)	-	(178)	(96)	-	(96)
Operating profit/(loss)	597	(42)	555	517	(106)	411
Finance expense	(348)	(123)	(471)	(337)	(157)	(494)
Finance income	-	-	-	-	78	78
Profit/(loss) before tax	249	(165)	84	180	(185)	(5)
Income tax (charge)/credit	(93)	33	(60)	(82)	26	(56)
Profit/(loss) for the period	156	(132)	24	98	(159)	(61)

Profit/ (loss) attributable to:
Owners of the parent			24			(61)
Non-controlling interests			-			-
Profit/(loss) for the period			24			(61)

Profit/(loss) per share:
Basic loss for the period attributable to ordinary equity holders of the parent			€0.11			(€0.30)

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Consolidated Interim Statement of Financial Position

	September 30, 2017 €m Unaudited	December 31, 2016 €m Audited
Non-current assets
Intangible assets	3,503	3,904
Property, plant and equipment	2,768	2,911
Derivative financial instruments	5	124
Deferred tax assets	269	259
Other non-current assets	20	20
	6,565	7,218
Current assets
Inventories	1,087	1,125
Trade and other receivables	1,389	1,164
Derivative financial instruments	12	11
Restricted cash	28	27
Cash and cash equivalents	466	745
	2,982	3,072
TOTAL ASSETS	9,547	10,290

Equity attributable to owners of the parent
Issued capital	22	-
Share premium	1,090	136
Capital contribution	431	431
Other reserves	(326)	(324)
Retained earnings	(2,383)	(2,313)
	(1,166)	(2,070)
Non-controlling interests	1	2
TOTAL EQUITY	(1,165)	(2,068)

Non-current liabilities
Borrowings	7,009	8,142
Employee benefit obligations	843	905
Deferred tax liabilities	647	694
Derivative financial instruments	197	-
Related party borrowings	-	673
Provisions	37	57
	8,733	10,471
Current liabilities
Borrowings	2	8
Interest payable	97	81
Derivative financial instruments	3	8
Trade and other payables	1,646	1,539
Income tax payable	182	182
Provisions	49	69
	1,979	1,887
TOTAL LIABILITIES	10,712	12,358
TOTAL EQUITY and LIABILITIES	9,547	10,290

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Consolidated Interim Statement of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2017 €m Unaudited	2016 €m Unaudited	2017 €m Unaudited	2016 €m Unaudited

Cash flows from operating activities
Cash generated from operations	427	284	843	606
Interest paid – excluding cumulative PIK interest paid	(71)	(72)	(282)	(246)
Cumulative PIK interest paid	-	(184)	-	(184)
Income tax paid	(18)	(13)	(58)	(45)
Net cash from operating activities	338	15	503	131

Cash flows from investing activities
Purchase of business, net of cash acquired	-	(113)	-	(2,684)
Purchase of property, plant and equipment	(92)	(69)	(294)	(194)
Purchase of software and other intangibles	(4)	(3)	(10)	(8)
Proceeds from disposal of property, plant and equipment	1	1	2	2
Net cash used in investing activities	(95)	(184)	(302)	(2,884)

Cash flows from financing activities
Proceeds from borrowings	-	-	3,507	3,950
Repayment of borrowings	(415)	(882)	(4,071)	(2,195)
Proceeds from borrowings with related parties	-	673	-	673
Receipt of borrowings issued to related parties	-	404	-	404
Contribution from parent	-	431	-	431
Net (costs)/proceeds from share issuance	(3)	6	307	6
Dividend paid	(27)	(270)	(120)	(270)
Early redemption premium paid	(9)	(45)	(85)	(104)
Deferred debt issue costs paid	(3)	(4)	(25)	(54)
Proceeds from the termination of derivative financial instruments	-	-	42	-
Net cash (outflow)/inflow from financing activities	(457)	313	(445)	2,841

Net (decrease)/increase in cash and cash equivalents	(214)	144	(244)	88

Cash and cash equivalents at beginning of period	721	539	772	553
Exchange (losses)/gains on cash and cash equivalents	(13)	1	(34)	43
Cash and cash equivalents at end of period	494	684	494	684

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Reconciliation of profit/(loss) to Adjusted EBITDA
	Three months ended		Nine months ended
	September 30, 2017 €m	September 30, 2016 €m	September 30, 2017 €m	September 30, 2016 €m
Profit/(loss) for the period	53	(6)	24	(61)
Income tax charge	38	29	60	56
Net finance expense	118	187	471	416
Depreciation and amortization	152	140	458	335
Exceptional operating items	16	29	42	106
Adjusted EBITDA	377	379	1,055	852

Reconciliation of profit/(loss) to Adjusted profit

	Three months ended		Nine months ended
	September 30, 2017 €m	September 30, 2016 €m	September 30, 2017 €m	September 30, 2016 €m
Profit/(loss) for the period	53	(6)	24	(61)
Total exceptional items[5]	16	87	165	185
Tax credit associated with exceptional items	(3)	(6)	(33)	(26)
Intangible amortization	56	42	178	96
Tax credit associated with intangible amortization	(16)	(12)	(51)	(30)
Loss on derivatives	10	-	19	-
Adjusted profit for the period	116	105	302	164
Weighted average ordinary shares	236.3	202.0	227.3	202.0
Adjusted earnings per share (€)	0.49	0.52	1.33	0.81

Cash generated from operations
	Three months ended		Six months ended
	September 30, 2017 €m	September 30, 2016 €m	September 30, 2017 €m	September 30, 2016 €m
Profit/(loss) for the period	53	(6)	24	(61)
Income tax charge	38	29	60	56
Net finance expense	118	187	471	416
Depreciation and amortization	152	140	458	335
Exceptional operating items	16	29	42	106
Movement in working capital	62	(6)	(161)	(131)
Acquisition-related, IPO, plant start-up and other exceptional costs paid	(11)	(86)	(45)	(106)
Exceptional restructuring paid	(1)	(3)	(6)	(9)
Cash generated from operations	427	284	843	606

5 Total exceptional items for the nine months ended September 30, 2017 include debt refinancing and settlement costs of €123 million.  Further, total exceptional items for the three and nine months ended September 30, 2017 include costs directly attributable to the acquisition and integration of the Beverage Can Business and IPO and other transaction related costs of €10 million and €28 million respectively.

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